ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

28 March 2011

Director Shareholding

Reed Elsevier received notification today from EES Trustees International Limited, concerning an acquisition of Reed Elsevier securities on behalf of Mr Erik Engstrom, a director of Reed Elsevier. They purchased 31,953 Reed Elsevier NV ADRs, at an average price of $24.79 per ADR between 24-25 and on 28 March 2011. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

As a result of this transaction, Mr Engstrom’s current interest in Reed Elsevier’s ordinary share capital is:

•	107,040 Reed Elsevier PLC ordinary shares; and

•	447,356 Reed Elsevier NV ordinary shares.